ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

6 May 2011

Director/PDMR Shareholdings

Reed Elsevier announces the following transactions in the securities of Reed Elsevier by its directors/PDMRs:

(a) Award of conditional matching shares granted on 5 May 2011 under the
Reed Elsevier Group plc Bonus Investment Plan 2010 (“BIP 2010”)

Director	No. of Reed Elsevier PLC	No. of Reed Elsevier NV	Vesting
	matching ordinary shares	matching ordinary
	awarded	shares/ADRs* awarded
Erik Engstrom	-	61,176*	2014
Mark Armour	56,876	37,687	2014

PDMR	No. of Reed Elsevier	No. of Reed Elsevier NV	Vesting
	PLC matching ordinary	matching ordinary
	shares/ADRs* awarded	shares	awarded
Ian Fraser	8,947	43,477	2014

Henry Udow	41,722	-	2014

Henry Udow	10,193 *	-	2014

Stephen Cowden	34,079	-	2014

*Denotes award over ADRs. Each Reed Elsevier PLC ADR represents 4 Reed Elsevier PLC ordinary shares and each Reed Elsevier NV ADR represents 2 Reed Elsevier NV ordinary shares.

Vesting of awards under BIP 2010 is subject to achievement of adjusted earnings per share (“Adjusted EPS”) and return on invested capital (“ROIC”) post-grant performance targets over the 2011-2013 performance period, full details of which are disclosed in the Reed Elsevier 2010 Directors’ Remuneration Report.

(b)	Award of market price options granted on 5 May 2011 under the

Reed Elsevier Group plc Executive Share Option Scheme (“ESOS”)

Director	No. of Reed Elsevier	No. of Reed Elsevier	Exercisable
	PLC options over	NV options over	between
	ordinary shares	ordinary shares
	granted with an	granted with an
	exercise price of	exercise price of
	539p per share	€8.969 per share
Erik Engstrom	139,146	92,953	2014 – 2021

Mark Armour	85,358	57,021	2014 – 2021

PDMR	No. of Reed Elsevier	No. of Reed Elsevier	Exercisable between
	PLC options over	NV options over
	ordinary shares	ordinary shares
	granted with an	granted with an
	exercise price of	exercise price of
	539p per share	€8.969 per share
Ian Fraser	41,444	27,685	2014 – 2021

Henry Udow	25,831	17,255	2014 – 2021

The exercise prices for the options noted above were determined using the closing prices of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares on the grant date.

The award of options under ESOS is subject to an Adjusted EPS pre-grant performance condition, which determines the size of the annual grant pool available for grants to all participants. In addition, vesting of options awarded to Directors is subject to a post-grant performance hurdle of Adjusted EPS growth. Full details of the pre-grant and post-grant performance conditions are disclosed in the Reed Elsevier 2010 Directors’ Remuneration Report.

(c) Award of conditional shares granted on 5 May 2011 under the

Reed Elsevier Group plc ESOS

PDMR	No. of Reed Elsevier PLC	No. of Reed Elsevier NV	Vesting
	conditional ordinary	conditional ordinary
	shares awarded	shares awarded
Henry Udow	5,166	3,451	2014

Employees, including PDMRs other than Directors, may elect to receive all or half of any award they would otherwise be eligible for under ESOS in the form of conditional shares at the ratio of 1 conditional share for 5 market value options. The share award above is pursuant to an election to receive half of the 2011 ESOS award in the form of conditional shares.

This award vests under the same terms as the awards of market value options granted to non-Directors under ESOS.

The number of conditional shares granted was determined using the closing prices of Reed Elsevier PLC and Reed Elsevier NV ordinary shares on the grant date.

(d)	Award of performance shares granted on 5 May 2011 under the

Reed Elsevier Group plc Long Term Incentive Plan 2010 (“LTIP 2010”)

PDMR	No. of Reed Elsevier PLC	No. of Reed Elsevier NV	Vesting
	performance ordinary	performance ordinary
	shares awarded	shares awarded
Ian Fraser	58,022	38,760	2014

Henry Udow	55,658	37,181	2014

Vesting of these awards is subject to achievement of Adjusted EPS, ROIC and Total Shareholder Return targets over the 2011-2013 performance period. The performance conditions (including the weighting of the individual conditions) of LTIP 2010 are aligned with those applicable to the relevant performance periods under the Reed Elsevier Growth Plan (“REGP”) as disclosed in the Reed Elsevier 2010 Directors’ Remuneration Report.

The number of performance shares granted was determined by reference to the closing prices of Reed Elsevier PLC and Reed Elsevier NV ordinary shares on the grant date.

Any shares required to satisfy awards referred to in (a), (c) and (d) above will be provided by the Reed Elsevier Employee Benefit Trust.

(e) Dealings in securities by PDMRs

PDMR	Date of sale	Securities sold	Price received per
security
Ian Fraser	5 May 2011	40,000 Reed Elsevier PLC ordinary shares	535.5p

Note: The Reed Elsevier 2010 Directors’ Remuneration Report is available to view or download at Reed Elsevier’s website www.reedelsevier.com.

- ENDS -

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